Filed Pursuant to Rule 433

Registration Nos. 333-214360 and 333-214360-01

November 8, 2017

NiSource Finance Corp.

$500,000,000 2.650% Notes due 2022

Unconditionally Guaranteed by NiSource Inc.

PRICING TERM SHEET

(To Preliminary Prospectus Supplement dated November 8, 2017)

Issuer:	NiSource Finance Corp.

Guarantor:	NiSource Inc.

Security:	2.650% Notes due 2022 (the “Notes”)

Ratings (Moody’s; S&P; Fitch)*:	Baa2 (stable)/BBB+ (stable)/BBB (stable)

Size:	$500,000,000

Public Offering Price:	99.874% of the principal amount

Maturity Date:	November 17, 2022

Benchmark Treasury:	2.000% due October 31, 2022

Benchmark Treasury Price/Yield:	100-00+/1.997%

Spread to Benchmark Treasury:	T+68 basis points

Yield to Maturity:	2.677%

Optional Redemption Terms:

Make-whole call at any time prior to October 17, 2022 (the par call date) at 12.5 basis points spread over Treasury Benchmark (calculated to the par call date).

Callable on or after the par call date at par.

Coupon:	2.650%

Interest Payment Dates:	May 17 and November 17 of each year beginning May 17, 2018

Initial Interest Accrual Date:	November 17, 2017

Format:	SEC Registered

Transaction Date:	November 8, 2017

Expected Settlement Date**:	November 17, 2017 (T+7)

CUSIP/ISIN:	65473Q BH5/ US65473QBH56

Joint Book-Running Managers:	J.P. Morgan Securities LLC PNC Capital Markets LLC RBC Capital Markets, LLC U.S. Bancorp Investments, Inc.

Senior Co-Managers:	BNY Mellon Capital Markets, LLC The Huntington Investment Company

Co-Managers:	Loop Capital Markets LLC Tribal Capital Markets, LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

** We expect to deliver the Notes against payment for the Notes on or about November 17, 2017, which will be the seventh business day following the date of the pricing of the Notes. Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on the date of pricing or the next succeeding four business days will be required, by virtue of the fact that the Notes initially will settle in T+7, to specify alternative settlement arrangements to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes on the date of pricing or the next succeeding four business days should consult their own advisors.

The issuer and guarantor have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC, collect at 1-212-834-4533, PNC Capital Markets LLC, toll-free at 1-855-881-0697, RBC Capital Markets, LLC, toll-free at 1-866-375-6829, or U.S. Bancorp Investments, Inc., toll-free at 1-877-558-2607.